Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

June 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form 20-F

Our client, The Magnum Ice Cream Company B.V., a private company limited by shares incorporated under the laws of the Netherlands (the “Registrant”), has submitted a draft Registration Statement on Form 20-F (the “Draft Registration Statement”) to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) for confidential non-public review. The Registrant will be the new holding company of the consolidated ice cream business of Unilever PLC (“Unilever”) following the demerger of that business from Unilever, which is to be effected by way of an interim in specie dividend (the “Demerger”). The Draft Registration Statement relates to the proposed registration of the ordinary shares of the Registrant (the “Ordinary Shares”) under the Securities Exchange Act of 1934 (the “Exchange Act”), in relation to the proposed listing of the Ordinary Shares on the New York Stock Exchange in connection with the Demerger. The Registrant is a “foreign private issuer,” as defined in Rule 3b-4 under the Exchange Act.

The Registrant has confidentially submitted the Draft Registration Statement to the Staff of the Commission in draft, unsigned form in accordance with the procedures of the Commission for foreign private issuers, and as set out in the Division of Corporation Finance’s May 30, 2012 statement, “Non-Public Submissions from Foreign Private Issuers,” as the Registrant is seeking concurrent listings of the Ordinary Shares on Euronext Amsterdam and on the London Stock Exchange.

The Registrant has included in this initial submission of the Draft Registration Statement its:

(i)	audited combined carve-out financial statements as of and for the financial years ended December 31, 2024, 2023 and 2022, and as of January 1, 2022; and

(ii)	unaudited pro forma consolidated financial statements to illustrate the estimated effects of the Demerger.

The audited combined carve-out financial statements have been audited by KPMG LLP (PCAOB ID: 1118), whose signed audit opinion is included within the Draft Registration Statement.

It is currently anticipated that the Demerger will be effected in November 2025. Accordingly, the Registrant intends to include its unaudited combined carve-out financial statements as of June 30, 2025 and for each of the six-month periods ended June 30, 2025 and 2024 in a subsequent filing with the Commission when they become available, and in any case no later than the first public filing of the registration statement on Form 20-F.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on Linklaters LLP's regulatory position.

Please contact me (mike.bienenfeld@linklaters.com, +44 20 7456 3660) or Igor Rogovoy (igor.rogovoy@linklaters.com, +44 20 7456 3949) if you have any questions about this confidential submission.

Sincerely yours,

/s/ Michael Z. Bienenfeld
Michael Z. Bienenfeld

cc:	Abhijit Bhattacharya, Chief Financial Officer, The Magnum Ice Cream Company B.V.
Vanessa Vilar, Chief Legal Officer, The Magnum Ice Cream Company B.V.

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